UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month and six-month periods ended June 30, 2022 and 2023.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month and six-month periods ended June 30, 2022 and 2023

GEOPARK LIMITED

JUNE 30, 2023

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

JUNE 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month	Six-month	Six-month
		period ended	period ended	period ended	period ended
		June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	182,326	311,229	364,777	560,380
Commodity risk management contracts	4	—	(15,523)	—	(93,676)
Production and operating costs	5	(60,689)	(115,063)	(113,185)	(195,666)
Geological and geophysical expenses	6	(2,543)	(2,953)	(5,060)	(5,697)
Administrative expenses	7	(11,341)	(10,834)	(20,702)	(20,780)
Selling expenses	8	(2,223)	(1,173)	(4,576)	(3,168)
Depreciation		(29,357)	(23,204)	(56,560)	(44,784)
Write-off of unsuccessful exploration efforts	10	(1,613)	—	(12,193)	—
Other (expenses) income		(5,051)	882	(6,407)	5,394
OPERATING PROFIT		69,509	143,361	146,094	202,003
Financial expenses	9	(11,240)	(16,614)	(22,160)	(32,066)
Financial income	9	1,720	1,128	2,812	1,440
Foreign exchange (loss) gain	9	(9,582)	7,087	(12,974)	454
PROFIT BEFORE INCOME TAX		50,407	134,962	113,772	171,831
Income tax expense		(16,657)	(67,101)	(53,765)	(72,966)
PROFIT FOR THE PERIOD		33,750	67,861	60,007	98,865
Earnings per share (in US$). Basic		0.59	1.13	1.04	1.65
Earnings per share (in US$). Diluted		0.59	1.12	1.04	1.63

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

JUNE 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	33,750	67,861	60,007	98,865
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	731	(2,788)	1,332	1,199
(Loss) Profit on cash flow hedges	(58)	(696)	1,084	(4,247)
Income tax benefit (expense) relating to cash flow hedges	29	243	(542)	1,486
Other comprehensive profit (loss) for the period	702	(3,241)	1,874	(1,562)
Total comprehensive profit for the period	34,452	64,620	61,881	97,303

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

JUNE 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At June 30, 2023	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2022
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	685,957	666,879
Right-of-use assets		34,357	37,011
Prepayments and other receivables		140	121
Other financial assets		13,939	12,877
Deferred income tax asset		22,303	18,943
TOTAL NON CURRENT ASSETS		756,696	735,831
CURRENT ASSETS
Inventories		18,710	14,434
Trade receivables		56,067	71,794
Prepayments and other receivables		23,276	22,106
Derivative financial instrument assets	15	2,051	967
Cash and cash equivalents		86,422	128,843
TOTAL CURRENT ASSETS		186,526	238,144
TOTAL ASSETS		943,222	973,975
EQUITY
Equity attributable to owners of the Company
Share capital	11	57	58
Share premium		123,016	134,798
Reserves		48,867	61,876
Accumulated losses		(24,654)	(81,147)
TOTAL EQUITY		147,286	115,585
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	486,757	485,114
Lease liabilities		25,535	22,051
Provisions and other long-term liabilities	13	58,973	51,947
Deferred income tax liability		52,657	70,123
TOTAL NON CURRENT LIABILITIES		623,922	629,235
CURRENT LIABILITIES
Borrowings	12	12,528	12,528
Lease liabilities		9,351	10,000
Derivative financial instrument liabilities	15	—	19
Current income tax liability		44,981	65,002
Trade and other payables	14	105,154	141,606
TOTAL CURRENT LIABILITIES		172,014	229,155
TOTAL LIABILITIES		795,936	858,390
TOTAL EQUITY AND LIABILITIES		943,222	973,975

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

JUNE 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Other	Translation	Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses	Total
Equity at January 1, 2022	60	169,220	97,261	(13,707)	(314,779)	(61,945)
Comprehensive income:
Profit for the six-month period	—	—	—	—	98,865	98,865
Other comprehensive (loss) profit for the period	—	—	(2,761)	1,199	—	(1,562)
Total comprehensive (loss) profit for the period ended June 30, 2022	—	—	(2,761)	1,199	98,865	97,303
Transactions with owners:
Share-based payment	1	534	—	—	2,858	3,393
Repurchase of shares	(1)	(9,478)	—	—	—	(9,479)
Cash distribution	—	—	(9,656)	—	—	(9,656)
Total transactions with owners for the period ended June 30, 2022	—	(8,944)	(9,656)	—	2,858	(15,742)
Balance at June 30, 2022 (Unaudited)	60	160,276	84,844	(12,508)	(213,056)	19,616

Equity at January 1, 2023	58	134,798	73,462	(11,586)	(81,147)	115,585
Comprehensive income:
Profit for the six-month period	—	—	—	—	60,007	60,007
Other comprehensive profit for the period	—	—	542	1,332	—	1,874
Total comprehensive profit for the period ended June 30, 2023	—	—	542	1,332	60,007	61,881
Transactions with owners:
Share-based payment	1	6,870	—	—	(3,514)	3,357
Repurchase of shares	(2)	(18,652)	—	—	—	(18,654)
Cash distribution	—	—	(14,883)	—	—	(14,883)
Total transactions with owners for the period ended June 30, 2023	(1)	(11,782)	(14,883)	—	(3,514)	(30,180)
Balance at June 30, 2023 (Unaudited)	57	123,016	59,121	(10,254)	(24,654)	147,286

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Six-month	Six-month
	period ended	period ended
	June 30, 2023	June 30, 2022
Amounts in US$ ’000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit for the period	60,007	98,865
Adjustments for:
Income tax expense	53,765	72,966
Depreciation	56,560	44,784
Loss on disposal of property, plant and equipment	338	8
Write-off of unsuccessful exploration efforts	12,193	—
Amortization of other long-term liabilities	(73)	(89)
Accrual of borrowing interests	15,393	19,817
Borrowings cancellation costs	—	3,037
Unwinding of long-term liabilities	3,288	3,246
Accrual of share-based payment	3,357	3,393
Foreign exchange loss (gain)	15,883	(454)
Unrealized loss on commodity risk management contracts	—	26,529
Income tax paid	(94,219)	(12,348)
Change in working capital	(28,787)	(46,812)
Cash flows from operating activities – net	97,705	212,942
Cash flows from investing activities
Purchase of property, plant and equipment	(88,347)	(71,843)
Proceeds from disposal of long-term assets	—	14,425
Cash flows used in investing activities – net	(88,347)	(57,418)
Cash flows from financing activities
Principal paid	—	(84,167)
Interest paid	(13,750)	(19,309)
Borrowings cancellation and other costs paid	—	(8,300)
Lease payments	(5,093)	(3,956)
Repurchase of shares	(18,654)	(9,479)
Cash distribution	(14,883)	(9,656)
Cash flows used in financing activities - net	(52,380)	(134,867)
Net (decrease) increase in cash and cash equivalents	(43,022)	20,657
Cash and cash equivalents at January 1	128,843	100,604
Currency translation differences	601	1,246
Cash and cash equivalents at the end of the period	86,422	122,507
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	86,410	122,498
Cash in hand	12	9
Cash and cash equivalents	86,422	122,507

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil and Ecuador.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 8, 2023.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2022, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2022, that apply for the first time in 2023, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2022.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting the capital expenditures program which remains flexible, quickly adaptable and expandable as oil and gas prices increase. The Group also continues to add new oil hedges, increasing its price risk protection within the upcoming four quarters. GeoPark maintained a cash position of US$ 86,422,000 and has available US$ 133,304,000 in uncommitted credit lines as of June 30, 2023.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of June 30, 2023:

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2022.

During the six-month period ended June 30, 2023, the following change took place:

●	The merger process between GeoPark Colombia S.A.S., GeoPark Colombia E&P S.A. and Petrodorado South America S.A., with GeoPark Colombia S.A.S. being the surviving company, was approved by the relevant Colombian authorities and the merger became effective as of its registration in the Public Registry of the Chamber of Commerce of Bogota on January 27, 2023.

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Six-month period ended June 30, 2023:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	364,777	340,294	7,974	7,487	—	7,073	1,949
Sale of crude oil	348,942	339,912	1,698	259	—	7,073	—
Sale of purchased crude oil	1,949	—	—	—	—	—	1,949
Sale of gas	13,886	382	6,276	7,228	—	—	—
Production and operating costs	(113,185)	(101,210)	(4,045)	(2,136)	—	(4,158)	(1,636)
Royalties	(10,758)	(9,922)	(250)	(586)	—	—	—
Economic rights	(39,562)	(39,562)	—	—	—	—	—
Share-based payment	(259)	(232)	(25)	—	—	(2)	—
Operating costs	(62,606)	(51,494)	(3,770)	(1,550)	—	(4,156)	(1,636)
Depreciation	(56,560)	(47,331)	(5,535)	(1,175)	(11)	(2,506)	(2)
Adjusted EBITDA	218,836	215,623	2,578	3,978	(1,193)	1,449	(3,599)

Six-month period ended June 30, 2022:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	560,380	522,913	15,338	11,720	1,962	3,084	5,363
Sale of crude oil	535,416	521,890	8,293	485	1,664	3,084	—
Sale of purchased crude oil	5,363	—	—	—	—	—	5,363
Sale of gas	19,601	1,023	7,045	11,235	298	—	—
Production and operating costs	(195,666)	(177,067)	(8,761)	(2,898)	(1,579)	(927)	(4,434)
Royalties	(33,555)	(31,740)	(626)	(916)	(273)	—	—
Economic rights	(107,255)	(107,255)	—	—	—	—	—
Share-based payment	(529)	(465)	(65)	—	1	—	—
Operating costs	(54,327)	(37,607)	(8,070)	(1,982)	(1,307)	(927)	(4,434)
Depreciation	(44,784)	(35,879)	(7,176)	(1,518)	(187)	(22)	(2)
Adjusted EBITDA	267,358	261,989	5,448	7,476	(3,827)	883	(4,611)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
June 30, 2023	943,222	808,172	56,742	34,317	252	35,413	8,326
December 31, 2022	973,975	797,390	63,379	34,329	1,296	35,690	41,891

Note 2 (Continued)

Segment Information (Continued)

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Adjusted EBITDA	103,913	144,791	218,836	267,358
Unrealized gain (loss) on commodity risk management contracts	—	21,084	—	(26,529)
Depreciation (a)	(29,357)	(23,204)	(56,560)	(44,784)
Write-off of unsuccessful exploration efforts	(1,613)	—	(12,193)	—
Share-based payment	(1,899)	(2,367)	(3,357)	(3,393)
Lease accounting - IFRS 16	3,193	2,174	5,093	3,956
Others (b)	(4,728)	883	(5,725)	5,395
Operating profit	69,509	143,361	146,094	202,003
Financial expenses	(11,240)	(16,614)	(22,160)	(32,066)
Financial income	1,720	1,128	2,812	1,440
Foreign exchange (loss) gain	(9,582)	7,087	(12,974)	454
Profit before tax	50,407	134,962	113,772	171,831

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation for the six-month period ended June 30, 2023, includes US$ 938,000 (US$ 1,023,000 in 2022) generated by assets not related to production activities. For the three-month period ended June 30, 2023, the amount included in depreciation is US$ 452,000 (US$ 484,000 in 2022).
(b)	Includes allocation to capitalized projects. In 2022, it also includes the gain from the sale of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina.

Note 3

Revenue

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Sale of crude oil	173,828	296,420	348,942	535,416
Sale of purchased crude oil	1,157	5,363	1,949	5,363
Sale of gas	7,341	9,446	13,886	19,601
	182,326	311,229	364,777	560,380

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods through December 31, 2022, are accounted for as non-hedge derivatives and therefore all changes in the fair values of these derivative contracts are recognized immediately as gains or losses in the results of the periods in which they occur.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards, are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

The following table summarizes the Group’s production hedged during the six-month period ended June 30, 2023, and for the following periods as a consequence of the derivative contracts in force as of June 30, 2023:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	9,500	66.05 Put 112.59 Call
April 1, 2023 - June 30, 2023	ICE BRENT	Zero Premium Collars	10,000	69.25 Put 110.56 Call
July 1, 2023 - September 30, 2023	ICE BRENT	Zero Premium Collars	9,000	70.00 Put 94.69 Call
October 1, 2023 - December 31, 2023	ICE BRENT	Zero Premium Collars	6,000	69.17 Put 90.25 Call
January 1, 2024 - March 31, 2024	ICE BRENT	Zero Premium Collars	1,000	65.00 Put 82.00 Call

The table below summarizes the loss on the commodity risk management contracts:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Realized loss on commodity risk management contracts	—	(36,607)	—	(67,147)
Unrealized gain (loss) on commodity risk management contracts	—	21,084	—	(26,529)
Total	—	(15,523)	—	(93,676)

Note 5

Production and operating costs

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Staff costs	3,996	3,453	7,107	6,950
Share-based payment	234	411	259	529
Royalties	3,578	18,763	10,758	33,555
Economic rights	23,450	64,007	39,562	107,255
Well and facilities maintenance	6,001	5,166	11,374	9,953
Operation and maintenance	2,049	1,647	3,681	3,432
Consumables	8,454	4,768	16,099	10,081
Equipment rental	552	1,881	1,767	4,268
Transportation costs	1,421	994	2,963	1,975
Field camp	1,619	904	2,824	1,899
Safety and insurance costs	1,095	1,012	1,822	2,100
Personnel transportation	918	630	1,678	1,231
Consultant fees	473	753	959	1,075
Gas plant costs	428	416	977	1,098
Non-operated blocks costs	5,097	3,443	9,598	4,705
Crude oil stock variation	(116)	1,043	(1,275)	(1,289)
Purchased crude oil	957	4,617	1,636	4,617
Other costs	483	1,155	1,396	2,232
	60,689	115,063	113,185	195,666

Note 6

Geological and geophysical expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Staff costs	1,849	1,887	3,836	3,859
Share-based payment	166	543	246	406
Communication and IT costs	463	283	940	945
Consultant fees	232	51	435	153
Allocation to capitalized project	(323)	(1)	(682)	(1)
Other services	156	190	285	335
	2,543	2,953	5,060	5,697

Note 7

Administrative expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Staff costs	6,861	5,741	12,557	11,817
Share-based payment	1,494	1,413	2,847	2,458
Consultant fees	2,567	2,334	4,522	3,991
Safety and insurance costs	854	1,046	1,978	1,976
Travel expenses	611	398	1,102	571
Non-operated blocks expenses	331	83	657	296
Director fees and allowance	201	144	401	837
Communication and IT costs	879	349	1,446	1,050
Allocation to joint operations	(3,156)	(2,124)	(6,298)	(4,393)
Other administrative expenses	699	1,450	1,490	2,177
	11,341	10,834	20,702	20,780

Note 8

Selling expenses

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Staff costs	133	229	234	448
Share-based payment	5	—	5	—
Transportation	1,438	860	2,873	2,238
Selling taxes and other	647	84	1,464	482
	2,223	1,173	4,576	3,168

Note 9

Financial results

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Financial expenses
Bank charges and other financial costs	(1,797)	(2,915)	(3,479)	(5,952)
Interest and amortization of debt issue costs	(7,699)	(9,460)	(15,393)	(19,831)
Borrowings cancellation costs	—	(2,218)	—	(3,037)
Unwinding of long-term liabilities	(1,744)	(2,021)	(3,288)	(3,246)
	(11,240)	(16,614)	(22,160)	(32,066)
Financial income
Interest received	1,720	1,128	2,812	1,440
	1,720	1,128	2,812	1,440
Foreign exchange gains and losses
Foreign exchange (loss) gain	(11,606)	7,087	(15,883)	454
Result on currency risk management contracts	2,024	—	2,909	—
	(9,582)	7,087	(12,974)	454
Total financial results	(19,102)	(8,399)	(32,322)	(30,172)

Note 10

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2022	957,932		18,421	201,177	11,662	27,204	100,470		1,316,866
Additions	(4,065)	(a)	411	—	—	57,093	19,069		72,508
Disposals	—		(324)	(26)	—	—	—		(350)
Transfers	53,582		14	11,111	23	(56,050)	(8,680)		—
Currency translation differences	2,747		36	218	6	16	18		3,041
Cost at June 30, 2022	1,010,196		18,558	212,480	11,691	28,263	110,877		1,392,065

Cost at January 1, 2023	1,079,257		19,093	222,727	11,027	16,480	113,041		1,461,625
Additions	3,848	(a)	520	12	10	51,367	28,575		84,332
Disposals	—		(1,209)	—	(2,150)	(38)	—		(3,397)
Write-offs	—		—	—	—	—	(12,193)	(b)	(12,193)
Transfers	44,085		—	6,445	5	(45,690)	(4,845)		—
Currency translation differences	3,698		48	295	9	22	24		4,096
Cost at June 30, 2023	1,130,888		18,452	229,479	8,901	22,141	124,602		1,534,463

Depreciation and write-down at January 1, 2022	(563,157)		(16,377)	(116,617)	(6,668)	—	—		(702,819)
Depreciation	(34,607)		(683)	(5,872)	(340)	—	—		(41,502)
Disposals	—		323	19	—	—	—		342
Currency translation differences	(2,262)		(31)	(218)	(6)	—	—		(2,517)
Depreciation and write-down at June 30, 2022	(600,026)		(16,768)	(122,688)	(7,014)	—	—		(746,496)

Depreciation and write-down at January 1, 2023	(642,280)		(16,799)	(129,073)	(6,594)	—	—		(794,746)
Depreciation	(45,643)		(665)	(6,591)	(273)	—	—		(53,172)
Disposals	—		1,182	—	1,877	—	—		3,059
Currency translation differences	(3,299)		(44)	(295)	(9)	—	—		(3,647)
Depreciation and write-down at June 30, 2023	(691,222)		(16,326)	(135,959)	(4,999)	—	—		(848,506)

Carrying amount at June 30, 2022	410,170		1,790	89,792	4,677	28,263	110,877		645,569
Carrying amount at June 30, 2023	439,666		2,126	93,520	3,902	22,141	124,602		685,957

(a)	Corresponds to the effect of the change in the estimate of assets retirement obligations.
(b)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 87 Block (Colombia) and other exploration costs incurred in the Llanos 94 and the Coati Blocks (Colombia) for which no additional work was performed.

Note 11

Equity

Share capital

	At	Year ended
Issued share capital	June 30, 2023	December 31, 2022
Common stock (US$ ´000)	57	58
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	56,569,653	57,621,998
Total common shares in issue	56,569,653	57,621,998

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 8, 2023, and May 3, 2023, the Company’s Board of Directors declared cash dividends of US$ 0.13 per share which were paid on March 31, 2023, and May 31, 2023.

Buyback program

On November 9, 2022, the Company’s Board of Directors approved the renewal of the program to repurchase up to 10% of its shares outstanding or approximately 5,854,285 shares until December 31, 2023. During the six-month period ended June 30, 2023, the Company purchased 1,723,823 common shares for a total amount of US$ 18,654,000. These transactions have no impact on the Group’s results.

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards, are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. No reclassifications have been made during the six-month period ended June 30, 2023.

Note 12

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2023	December 31, 2022
2027 Notes	499,285	497,642
	499,285	497,642

Classified as follows:

Current	12,528	12,528
Non-Current	486,757	485,114

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2023	December 31, 2022
Assets retirement obligation	45,720	40,903
Deferred income	790	757
Other	12,463	10,287
	58,973	51,947

Note 14

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2023	December 31, 2022
Trade payables	79,374	102,125
To be paid to co-venturers	2,952	2,815
Customer advance payments	—	481
Staff costs to be paid	6,670	9,306
Royalties to be paid	1,964	9,403
V.A.T.	7,482	8,513
Taxes and other debts to be paid	6,712	8,963
	105,154	141,606

Classified as follows:

Current	105,154	141,606
Non-Current	—	—

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2023, and December 31, 2022, on a recurring basis:

			At
Amounts in US$ '000	Level 1	Level 2	June 30, 2023
Assets
Cash and cash equivalents
Money market funds	324	—	324
Derivative financial instrument assets
Commodity risk management contracts	—	2,051	2,051
Total Assets	324	2,051	2,375

			At
Amounts in US$ '000	Level 1	Level 2	December 31, 2022
Assets
Cash and cash equivalents
Money market funds	242	—	242
Derivative financial instrument assets
Commodity risk management contracts	—	967	967
Total Assets	242	967	1,209
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	19	19
Total Liabilities	—	19	19

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of June 30, 2023.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 82% of its carrying amount, including interest accrued as of June 30, 2023. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 16

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2022. The following updates have taken place during the six-month period ended June 30, 2023:

The Group incurred investments of US$ 19,420,000 to fulfil its commitments, at GeoPark’s working interest.

Colombia

The Colombian National Hydrocarbons Agency (“ANH”) approved GeoPark’s request to extend the exploratory phase in the Llanos 87 Block until May 14, 2023. As of the date of these interim condensed consolidated financial statements, the investments needed to fullfil the commitments in the block have already been incurred and the ANH approval is pending.

GeoPark drilled one of the two exploratory wells committed in the Llanos 123 Block. This investment requires the approval from the ANH to fulfil the Group’s commitment.

Brazil

The Brazilian National Petroleum, Natural Gas and Biofuels Agency (“ANP”) approved GeoPark’s request to extend the exploratory phase in the POT-T-785 until April 29, 2025.

Argentina

On July 5, 2023, the local authority approved the request to suspend the first exploratory period in the Los Parlamentos Block until October 30, 2023.

Note 17

Subsequent events

On August 3, 2023, GeoPark Colombia S.A.S., as borrower, and GeoPark Limited, as guarantor, signed a senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. which provides GeoPark with access to up to US$ 80,000,000, with an availability period of fifteen months and final maturity of twenty-four months. The agreement establishes a commitment fee of 1.85% per annum with respect to any undrawn amount and, if drawn, an interest rate of SOFR + 3.70%. “SOFR” (Secured Overnight Financing Rate) is a broad measure of the cost of borrowing cash overnight collateralized by treasury securities. As of the date of these interim condensed consolidated financial statements, GeoPark has not withdrawn any amount.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
Name: Verónica Dávila
Title: Chief Financial Officer

Date: August 9, 2023